300 North LaSalle Street Chicago, Illinois 60654

Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2163 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 6, 2013

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Jarrett Torno
James Allegretto

	Re:	NRG Yieldco, Inc. Amendment No. 1 Confidential Draft Registration Statement on Form S-1 (CIK NO. 0001567683), submitted on May 2, 2013

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder NRG Yieldco, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”), which amends the Confidential Draft Registration Statement submitted on May 2, 2013.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 23, 2013 of the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on May 2, 2013.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Summary

1.             We note your indication here and elsewhere that you expect “to achieve a 10% to 15% annual dividend growth rate on average over the next five years.” Your basis for making this statement is

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

unclear and does not appear to comport with Item 10(b) of Regulation S- K.  Please remove it or advise us as to why you believe its inclusion is appropriate.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 104 of the Prospectus to clarify that the 10% to 15% annual dividend growth rate per share of our Class A common stock is a targeted rate which the Company intends to pursue, in contrast to a projected level of growth.

Current Operations, page 3

2.             We note your response to comment 11 in our letter dated March 15, 2013.  You disclose on page 69 that your forecasts of general and administrative expenses include the management services payments to NRG under the MSA, and footnote 2 to the pie chart at the top of page 3 states that you have allocated the MSA payments across generation types.  Please tell us why you have not allocated the MSA to generation types within the “Cash Available for Distribution” chart for 2014 and 2015 on pages 3 and 101 as has been done with other expenses, but included it as a separate subtractive item.  Please also note that while the individual impact to forecasted cash available for distribution types and the MSA payments aligns with the y axis of the chart, total cash available for distribution does not.  In the event you feel the current presentation is more meaningful, please highlight this inconsistency.

Response:   In light of the staff's comments, the Company has revised its disclosures related to the pie charts on pages 3 and 106 to remove allocations of corporate expenses related to the MSA across the generation types.  In previous drafts, the Company had allocated the corporate expenses related to the MSA to its reportable segments, which drove the previous allocation in the pie charts.  Upon review of the Company’s measurements of profit and loss of its reportable segments, the Company concluded that it did not include these costs in such measurements. Accordingly, these costs will remain in the Company’s Corporate segment in all historical and future reporting periods.  As a result, the Company’s forecasted information does not reflect an allocation of the MSA costs. In addition, the Company has also revised the disclosure on pages 3 and 106 to align the total cash available for distribution chart with the y-axis of the chart.

Risk Associated with our Business, page 18

3.             We note your response to comment 16 in our letter dated March 15, 2013.  We note that you have provided a robust discussion of your strengths and a bullet point list of certain risks.  If you choose to highlight your strengths in the summary, please balance that disclosure with a similarly robust discussion of the principal challenges or weakness and the risks and limitations you face.  Please also add a discussion of the conflicts of interest present in your business.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 20 of the Prospectus to provide a more robust disclosure of the principal challenges or limitations associated with the Company’s business, strengths and growth strategies.

Risk Factors

Risks Related to our Business, page 36

4.             We note your response to comment 19 in our letter dated March 15, 2013.  Please tell us the nature and amount of any regulatory assets and liabilities recorded within your financial statements as well as which line item they are recorded within.

Response: In response to the Staff’s comments, the Company’s Thermal business from time to time enters into derivative contracts related to the future cost of energy purchases, the amounts of which are expected to be recovered from its customers under rate setting/recovery mechanisms in California and Pennsylvania. These regulatory assets and liabilities are reflected in the Company's derivative liabilities and accounts receivable balances in the combined balance sheet and totaled $1 million as of December 31, 2012 and less than $1 million as of March 31, 2013.

Cash Dividend Policy

Unaudited Cash Available for Distribution for the Years Ended December 31, 2011 and December 31, 2012, page 61

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2014 and June 30, 2015, page 63

5.             We note your response to comments 22 and 24 in our letter dated March 15, 2013.  It is our understanding that the line item entitled “Estimated cash available for distribution after investing and funding activities” is for the combined entity prior to distributions to YieldCo LLC Class B unitholders.  Please confirm that our understanding is correct.  If so, please prominently disclose that this amount is prior to distributions to YieldCo LLC Class B unitholders and does not represent the amount of cash available for distribution to Class A YieldCo, Inc. unitholders.

Please also make clear throughout the registration statement, such as pages 3 and 101, the amount or related narrative disclosure of estimated cash available for distribution to relate to the amounts attributable to Class A YieldCo, Inc. unitholders rather than cash available for distribution prior to the allocation of amounts to the non-controlling interest.  To the extent you believe it is useful to investors to retain a discussion of cash available for distribution prior to the allocation of amounts to the non-controlling interest, please include a supplemental discussion for cash available for distribution subsequent to the allocation of amounts to the non-controlling interest

Response:  The Company has added disclosure to page 1 of the Prospectus to reflect that, unless the context otherwise requires, references to “cash available for distribution” in the Prospectus refer to amounts available for distribution to all Yieldco LLC unitholders, including Class B unitholders.  The Company has also revised the “estimated cash available for distribution” line items in the Estimated Cash Available for Distribution tables on pages 63 and 66 of the Prospectus, for the twelve months ended December 31, 2012 and March 31, 2013 and the twelve months ended June 30, 2014 and 2015, respectively, to clarify whether each such line item is associated with amounts available for distribution to all Yieldco LLC unitholders, Class B Yieldco LLC unitholders or Class A Yieldco LLC unitholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 89

6.                                      Please tell us and disclose whether the amounts categorized as “Long-term debt” within your table of contractual cash obligations consist of principal and estimated interest payments.

Response:   In response to the Staff’s comment, the Company has added a parenthetical to the “Long-term debt” line item in the “Contractual Cash Obligations” table on page 93 to make clear that the related amounts include estimated interest payments.

Certain Relationships and Related Party Transactions, page 137

7.                                      Please ensure that your disclosure includes all debt held by affiliates.  For example, we note on page F-30 under Note 9 Long-term Debt there appears to be a note payable to NRG Energy, Inc.

Response:  In response to the Staff’s comment, the Company has added disclosure on page 157 of the Prospectus regarding the promissory note issued by NRG South Trent Holding LLC to a wholly-owned subsidiary of NRG.

Note 9. Long-Term Debt, page F-30

8.                                      We note your disclosure on page F-34 regarding the “PFMG Financing” transaction you executed in December 2012.  Please explain in further detail, with supporting journal entries, how you accounted for this transaction citing relevant U.S. GAAP.

Response:   The Company accounted for the PFMG Financing Agreement pursuant to the guidance provided under Accounting Statements Codification, or ASC, 840-40, Sale-Leaseback Transactions. Under ASC 840-40-25-3 “If the seller-lessee retains, through a leaseback, substantially all of the benefits and risks incident to the ownership of the property sold, the sale-leaseback transaction is merely a financing.  The seller-lessee shall not recognize any profit on the sale of an asset if the substance of the sale-leaseback transaction is merely a financing.  Accordingly, the Subtopic does not permit any profit to be recognized on a sale if a related leaseback of the entire property sold meets one of the criteria in paragraph 840-10-25-1 [capital lease criteria] for classification as a capital lease. …”

Furthermore, under ASC 840-40-25-11, “A sale-leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback shall be accounted for by the deposit method or as a financing, whichever is appropriate under Subtopic 360-20.”

Under ASC 840-40-25-13, an example of continuing involvement that is frequently found in sale-leaseback transactions are provisions or conditions in which, the seller-lessee has an obligation or an option to repurchase the property or the buyer-lessor can compel the seller-lessee to repurchase the property.

As provided by the PFMG Financing Agreement, the Company’s project entities can exercise an option to repurchase the assets of 21 solar facilities at fair market value at the end of the term of the lease, or December 2030.  This provision would indicate that the lease would not qualify for sale-leaseback accounting as the lease contains a “continuing involvement” provision in the form of the repurchase option.

Furthermore, during the lease term, the Company will retain substantially all of the benefits and risks incident to the ownership through its requirement to operate and maintain the facilities.  Accordingly, the transaction was determined to be a financing arrangement, and the Company recorded the cash received from BA Leasing BSC, LLC and established a liability reflecting the present value of the lease payments and the repurchase option.  The liability will be accreted up over time based upon the applicable interest rate of the PFMG Financing Agreement, which is 6.0%.

Report of Independent Registered Public Accounting Firm, page F-46

9.                                      We note that reference is made to “auditing standards” of the Public Company Accounting Oversight Board (“PCAOB”) in the audit report for GCE Holding LLC and its subsidiaries.  Please request your auditor to explain why reference was made to “auditing standards” of the PCAOB as opposed to “standards” of the PCAOB.

Response: The Company respectfully notes that its auditors have explained that “auditing standards” was intended to mean “standards” and have confirmed that the audit was performed in accordance with the standards of the PCAOB. They have agreed to revise the audit opinion on page F-64 of the Prospectus to eliminate the word “auditing” before the word “standards.”

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence or Paul Zier at (312) 862-2180.

Sincerely,

/s/ Gerald T. Nowak, P.C.
Gerald T. Nowak, P.C.

cc:                                David W. Crane
Brian Curci